EXHIBIT 99.1

BATTLE MOUNTAIN FILED AND MAILED MEETING MATERIALS FOR UPCOMING SPECIAL MEETING OF SECURITYHOLDERS
May 15, 2017

VANCOUVER, BRITISH COLUMBIA (May 15, 2017) - Gold Standard Ventures Corp. ("Gold Standard") (TSXV:GSV; NYSE MKT:GSV) and Battle Mountain Gold Inc. (TSXV:BMG) ("Battle Mountain") are pleased to announce that Battle Mountain has completed the mailing of its notice of meeting, management information circular and related proxy materials (collectively, the “Meeting Materials”) to Battle Mountain securityholders in respect of the previously announced Plan of Arrangement (the “Arrangement”) involving Battle Mountain, its securityholders and Gold Standard pursuant to which Gold Standard will acquire all of the outstanding common shares of Battle Mountain (other than those already owned by Gold Standard). Approval of the Arrangement will be sought at a special meeting of Battle Mountain securityholders (the “Meeting”) to be held on June 8, 2017 at 10:00 am (Vancouver Time) at the offices of Dentons Canada LLP, 20th Floor, 250 Howe Street, Vancouver, British Columbia, Canada, V6C 3R8.

Battle Mountain shareholders, optionholders and warrantholders on record as of May 9, 2017 will receive the Meeting Materials in advance of the Meeting and are asked to vote, by proxy or in person, on the approval of the Arrangement at the Meeting.  The Meeting Materials include a management information circular (the “Circular”) that contains, among other things, details concerning the Arrangement, the reasons for and benefits of the Arrangement, the risks associated with the Arrangement, the requirements for the Arrangement to become effective, voting at the Meeting and other related matters. Certain reasons for and benefits of the Arrangement include:

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Premium – The consideration offered under the Arrangement values Battle Mountain at approximately $0.59 per Battle Mountain share, which represents a 97% premium to the volume weighted average price of Battle Mountain shares on the TSX-V for the 20-day period prior to April 11, 2017 (the last trading day prior to the announcement of the Arrangement), a 62% premium to the volume weighted average price of Battle Mountain shares on the TSX-V for the 5-day period prior to April 11, 2017 and a 47% premium to the closing price of Battle Mountain shares on the TSX-V as at April 11, 2017.

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Holdings in Larger Entity – The Arrangement will offer Battle Mountain securityholders the opportunity to participate in the future potential of Gold Standard, a leading gold explorer and developer with a portfolio of highly prospective exploration and development assets, superior liquidity, improved ability to obtain financing and a broad institutional following.

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Increased Asset Diversification – The Arrangement will provide Battle Mountain securityholders with the opportunity to diversify from Battle Mountain’s single asset profile and provides exposure to Gold Standard’s growing portfolio of Nevada assets.

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Enhanced Market Presence – The Arrangement will provide Battle Mountain securityholders with the opportunity to hold shares in a company with significantly greater analyst coverage and share liquidity than currently enjoyed by Battle Mountain.

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Fairness Opinions – Each of Haywood Securities Inc. and Evans & Evans, Inc. have provided written opinions to the effect that, as at April 11, 2017, the consideration to be received by Battle Mountain shareholders pursuant to the Arrangement is fair, from a financial point of view, to Battle Mountain shareholders (other than Gold Standard and its affiliates).

Battle Mountain’s Board of Directors has unanimously determined (with an interested director abstaining) that the Arrangement is fair to Battle Mountain securityholders and that the Arrangement is in the best interests of Battle Mountain and has recommended Battle Mountain securityholders vote in favour of the Arrangement.

Securityholders are urged to carefully review the Circular and accompanying materials as they contain important information regarding the Arrangement and its consequences to securityholders. Copies of the Meeting Materials may also be found under Battle Mountain’s profile on SEDAR at www.sedar.com.
If the Arrangement receives the requisite approval of Battle Mountain securityholders at the Meeting, then a final hearing on the Arrangement will be sought from the Supreme Court of British Columbia on or about June 12, 2017. Assuming all other closing conditions are satisfied or waived, the Arrangement is expected to close on or about June 14, 2017.

Securityholder Questions
Battle Mountain securityholders who have questions regarding the Arrangement or who require assistance with voting may contact Laurel Hill Advisory Group, the proxy solicitation agent, by telephone at 1-877-452-7184 toll free in North America, or call collect outside of North America at 416-304-0211 or by email at assistance@laurelhill.com.

ABOUT GOLD STANDARD VENTURES
Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The Company has successfully consolidated the southern end of the Carlin Trend by patiently assembling a 208 sq. km. (80 sq. mi.) land position containing four gold deposits, two of them discovered by Gold Standard. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI 43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016). The Dark Star deposit, 2.1 km to the east of Pinion, has a NI 43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015). The 2014 and 2015 definition and expansion of these two shallow oxide deposits demonstrates their growth potential.

ABOUT BATTLE MOUNTAIN GOLD
Battle Mountain is a growth-oriented company focused on acquiring, exploring and developing precious metals projects in geological districts with potential for world-class deposits. Battle Mountain currently owns and operates 100% of the Lewis gold project, situated in the prolific Battle Mountain Trend of Nevada. The 5,500 acre Lewis gold project is contiguous with the Phoenix Gold Mine placed into production by Newmont Mining in late 2006. As of December 31, 2016, proven and probable reserves at Phoenix totaled 4.3 million ounces of gold, 60.9 million ounces of silver and 1,260 million pounds of copper (2016 Newmont Annual Report).

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to Gold Standard and Battle Mountain. All statements, other than statements of historical fact, included herein including, without limitation, statements or information about the completion of the Arrangement, the timing for the special meeting of Battle Mountain shareholders, the timing for seeking final approval of the Arrangement from the Court and the timing for closing of the Arrangement are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risk factors include, among others: risks associated with the business of Gold Standard and Battle Mountain; risks related to the satisfaction or waiver of certain conditions contemplated by the Arrangement Agreement; risks related to reliance on technical information provided by Battle Mountain and Gold Standard; risks relating to exploration and potential development of Battle Mountain and Gold Standard’s projects; business and economic conditions in the mining industry generally; the supply and demand for labour and other project inputs; prices for commodities to be produced and changes in commodity prices; changes in interest and currency exchange rates; risks relating to inaccurate geological and engineering assumptions (including with respect to the tonnage, grade and recoverability of mineral resources); risks relating to unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); risks relating to adverse weather conditions; political risk and social unrest; changes in general economic conditions or conditions in the financial markets; and other risk factors as detailed from time to time and the additional risks identified in Gold Standard and Battle Mountain’s filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, neither Gold Standard nor Battle Mountain assumes any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,
“Jonathan Awde”
Jonathan Awde, President, CEO and Director

On behalf of the Board of Directors of Battle Mountain,
“Chet Idziszek”
Chet Idziszek, President, CEO and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Gold Standard Ventures Corp	Battle Mountain Gold Inc.
Jonathan Awde	Chet Idziszek
President	President and CEO
Tel: 604-669-5702	Tel: 604-331-8772
Email: info@goldstandardv.com	Email: eanderson@mine-tech.com
Website: www.goldstandardv.com	Website: www.battlemtngold.com